UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________
Commission File Number: 001-11015

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 1900
PHOENIX, AZ 85004-4565

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN

By: /s/ Deborah J. DePaoli
Deborah J. DePaoli
Chairman, Benefits Plans/Trusts Committee
DATE:    June 23, 2015

VIAD CORP CAPITAL ACCUMULATION PLAN
Financial Statements
Years Ended December 31, 2014 and 2013,
Supplemental Schedules as of and for the
Year Ended December 31, 2014, and Report of
Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedules of assets (held at end of year) as of December 31, 2014, and delinquent participant contributions as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
June 23, 2015

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014
	Allocated to Participants	Unallocated	Total
Assets
Investments at fair value:
Participant-directed investments	$158,186,577	$—	$158,186,577
Total investments at fair value	158,186,577	—	158,186,577

Receivables:
Notes receivable from participants	2,438,637	—	2,438,637
Participant contributions	20,154	—	20,154
Employer contributions	9,995	—	9,995
Dividends on participant-directed investments	76,133	—	76,133
Total receivables	2,544,919	—	2,544,919
Cash	68,684	—	68,684
Total assets	160,800,180	—	160,800,180

Liabilities
Accrued administrative expenses payable	—	—	—
Total liabilities	—	—	—

Net assets available for benefits at fair value	160,800,180	—	160,800,180

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(132,843)	—	(132,843)

Net assets available for benefits	$160,667,337	$—	$160,667,337

(Continued)

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2013
	Allocated to Participants	Unallocated	Total
Assets
Investments at fair value:
Participant-directed investments	$150,721,561	$—	$150,721,561
Non-participant-directed investments - Viad Corp common stock	—	121,148	121,148
Total investments at fair value	150,721,561	121,148	150,842,709

Receivables:
Notes receivable from participants	2,330,426	—	2,330,426
Participant contributions	205,095	—	205,095
Employer contributions	105,105	—	105,105
Dividends on participant-directed investments	72,220	—	72,220
Dividends on non-participant-directed investments	—	436	436
Total receivables	2,712,846	436	2,713,282
Cash	8,238	—	8,238
Restricted cash	—	4,824	4,824
Total assets	153,442,645	126,408	153,569,053

Liabilities
Note payable to Viad Corp	—	44,260	44,260
Accrued administrative expenses payable	—	64,000	64,000
Total liabilities	—	108,260	108,260

Net assets available for benefits at fair value	153,442,645	18,148	153,460,793

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(120,612)	—	(120,612)

Net assets available for benefits	$153,322,033	$18,148	$153,340,181

(Concluded)

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014
	Allocated to Participants	Unallocated	Total
Additions
Contributions:
Participant contributions	$7,635,070	$—	$7,635,070
Employer contributions	—	108,260	108,260
Allocation of Viad Corp common stock at fair value	121,148	—	121,148
Additional employer contributions of Viad Corp common stock at fair value	3,227,336	—	3,227,336
Total contributions	10,983,554	108,260	11,091,814

Investment income:
Net appreciation in fair value of investments	420,882	—	420,882
Dividends	8,049,963	—	8,049,963
Interest	223,774	—	223,774
Net investment income	8,694,619	—	8,694,619
Interest income on notes receivable from participants	106,822	—	106,822
Total additions	19,784,995	108,260	19,893,255

Deductions			—
Benefits paid to participants	12,439,691	—	12,439,691
Allocation of Viad Corp common stock at fair value	—	121,148	121,148
Interest expense	—	12	12
Other expenses	—	5,248	5,248
Total deductions	12,439,691	126,408	12,566,099

Increase (decrease) in net assets available for benefits	7,345,304	(18,148)	7,327,156

Net assets available for benefits, beginning of year	153,322,033	18,148	153,340,181

Net assets available for benefits, end of year	$160,667,337	$—	$160,667,337

(Continued)

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2013
	Allocated to Participants	Unallocated	Total
Additions
Contributions:
Participant contributions	$7,342,399	$—	$7,342,399
Employer contributions	—	1,270,000	1,270,000
Allocation of Viad Corp common stock at fair value	3,253,540	—	3,253,540
Additional employer contributions of Viad Corp common stock at fair value	2,889	—	2,889
Total contributions	10,598,828	1,270,000	11,868,828

Investment income:
Net appreciation (depreciation) in fair value of investments	22,688,197	(171,785)	22,516,412
Dividends	5,981,603	66,199	6,047,802
Interest	197,785	—	197,785
Net investment income	28,867,585	(105,586)	28,761,999
Interest income on notes receivable from participants	101,364	—	101,364
Total additions	39,567,777	1,164,414	40,732,191

Deductions
Benefits paid to participants	12,099,141	—	12,099,141
Allocation of Viad Corp common stock at fair value	—	3,253,540	3,253,540
Interest expense	—	1,498	1,498
Other expenses	—	67,686	67,686
Total Deductions	12,099,141	3,322,724	15,421,865

Increase (decrease) in net assets available for benefits	27,468,636	(2,158,310)	25,310,326

Net assets available for benefits, beginning of year	125,853,397	2,176,458	128,029,855

Net assets available for benefits, end of year	$153,322,033	$18,148	$153,340,181

(Concluded)

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note 1. Description of the Plan
The following brief description of the Viad Corp Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General. The Plan, commonly known as Toward Retirement Income Management or “TRIM”, is a defined contribution plan which was established on January 1, 1985, and has been amended periodically since that date. The Plan was established for the purpose of providing retirement benefits for United States employees of Viad Corp and certain of its subsidiaries (“Viad” or the “Company”), except for those covered by a collective bargaining agreement that does not call for participation in the Plan. Employees are eligible to participate in the Plan if the position in which they work is one that would customarily have at least 1,000 hours of service in a consecutive 12-month period for which they are paid a regular fixed compensation. Any employee who is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. The Plan is administered by Viad, with specific delegated power and responsibility for daily administration to the Plan committee (the “Committee”), consisting of at least three persons appointed by the Chief Executive Officer of the Company. The Plan is subject to various regulations, particularly Section 401(k) of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan held shares of Viad common stock in a trust for use in allocating shares to participants. Allocations were determined based on a formula which incorporated the total unallocated shares at the beginning of the year, total unpaid principal and interest due pursuant to a note payable and principal and interest paid on such note in the current year. Allocated shares vested fully upon allocation and dividends paid on allocated shares were reinvested pro rata in the investment elections selected by each participant with respect to their regular deferrals. As of March 31, 2014, all unallocated shares had been fully utilized and the Company now provides a matching contribution to Plan participants from shares held in treasury.
The financial statements of the Plan present separately the assets and liabilities pertaining to (a) the accounts of participants with vested rights in allocated shares (Allocated to Participants) and (b) Viad common stock that was not yet allocated to participants (Unallocated). Allocated shares are held in a trust and managed by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”), as trustee, while unallocated shares were held by the Company’s transfer agent subject to the terms of the applicable trust.
Contributions. Participants may contribute up to 50 percent of annual compensation as defined by the Plan and may elect to contribute either on a pre-tax or after-tax (Roth) basis, or a combination of both, up to the annual limitations prescribed by the Code. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participant contributions to the Plan are invested by T. Rowe Price at the direction of the participants into various investment options offered by the Plan. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of “catch-up” contributions subject to annual limits prescribed by the Code. During 2014 and 2013, the Plan offered 24 and 23 mutual funds, respectively, and two common/collective trusts as investment options for participant contributions.
Matching contributions to the Plan are made by the Company and consist of Viad common stock. Participants receive a matching contribution based on the aggregate pre-tax and Roth deferrals to the Plan of 100 percent of the first three percent of Plan-eligible pay deferred by the participant and an additional matching contribution of 50 percent of each of the next two percent of Plan-eligible pay deferred by the participant for an overall maximum matching contribution of four percent of Plan-eligible annual compensation. This matching formula qualifies under the safe harbor provisions of the Code and Treasury Regulations. All matching contributions are 100 percent vested and non-forfeitable when made, and are limited to the applicable amounts prescribed by the Code. Company matching contributions once allocated are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Participants may exchange amounts held as matching contributions in the form of Viad common stock for any investment option available within the Plan and may change investments and transfer amounts between funds daily.
Viad is required to make cash contributions to the Plan if dividends earned on unallocated shares were not sufficient to repay the Plan’s note payable to the extent required by the terms of the note. As such, during 2014 and 2013, Viad contributed $44,260 and $1,270,000, respectively, to the Plan. During both 2014 and 2013, the formulaically-determined allocated shares were not sufficient to match participants’ accounts and consequently Viad contributed 137,423 shares and 104 shares, respectively, from shares held in treasury in order for participants to receive their full matching contributions.
Viad’s Board of Directors may also provide discretionary profit-sharing allocations of additional shares of Viad common stock. These profit-sharing allocations would be made pro rata based on participant compensation and would be 100 percent vested once made. No such discretionary profit-sharing allocations were made in either 2014 or 2013.

Voting Rights. Each participant is entitled to exercise voting rights attributable to the shares allocated in their account and is notified by T. Rowe Price prior to the time that such rights are to be exercised. Shares of allocated stock for which no instructions are received are voted by the Committee as a single block in accordance with the instructions received with respect to a majority of such shares for which instruction is received, unless the Committee determines that the interest of the participants requires them to vote in a different way. The Committee voted the unallocated shares.
Participant Accounts. As record keeper for the Plan, T. Rowe Price maintains individual accounts for each Plan participant. Each participant’s account is credited with employee contributions, Company matching contributions, any rollover deposits transferred to the Plan, dividend and interest income, the net appreciation/depreciation in the fair value of the Plan’s investments and Company discretionary contributions, if any. Participant accounts are also charged with withdrawals made from the Plan. The benefit to which a participant is entitled is the total of the participant’s invested account less any outstanding participant loans.
Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave his or her account balance with the Plan, subject to the rules for required distributions. Participants also have the option to rollover or cash-out their existing balances. Distributions of allocated Viad shares are made in cash or, if the participant elects, in the form of Viad common stock plus cash, for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution, and if the participant has reached the age of 59½, becomes totally disabled or deceased. If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.
Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant’s account balance or $50,000, reduced by the participant’s highest outstanding loan balance in the previous 12 months. The applicable interest rate is determined by the Committee using the prime rate at the beginning of the month in which the loan withdrawal is made, plus one percent. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. As of December 31, 2014. participant loans had maturities through 2029 at interest rates ranging from 4.25% to 9.25%. An administrative fee is charged for loans on a participant’s account balance.
Withdrawals of pre-tax employee wage reduction contributions and rollovers may be made by the participant in the event of a qualified financial hardship as described in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months and are limited to one hardship withdrawal per calendar month.
Plan Termination and Amendment. While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all Company contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. In 2007, the Plan was amended to provide for the adoption of Roth contributions, the elimination of stock holdings other than Viad common stock, the inclusion of primary beneficiaries for certain hardship withdrawal purposes and the formal adoption of military reservist distributions and non-spousal rollovers. In 2009, the Plan was amended and restated to (1) incorporate all prior Plan amendments since the last restatement, including the amendment merging the Viad Corp Employees’ Stock Ownership Plan with and into the Plan, (2) adopt applicable amendments either legally required or authorized by the Pension Protection Act of 2006 and (3) eliminate certain obsolete Plan provisions and conform other Plan provisions to current practice. In May 2011, the Plan was amended to comply with Internal Revenue Service (“IRS”) guidance for employer stock diversification by allowing participants the option to reinvest in Viad common stock after previously diversifying out of Viad common stock. In April and May 2014, the Plan was amended for legal compliance with IRS-required modifications in connection with the IRS’ review of the Plan’s application for a determination letter.
Note 2. Summary of Significant Accounting Policies
Significant accounting policies are as follows:
Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
New Accounting Standard. In May 2015, new guidance was issued that removes the requirements to categorize within the fair value hierarchy certain investments that are valued using net asset value as a practical expedient and removes other disclosure requirements relating to these investments. The Plan had not yet adopted this guidance during 2014. The adoption of this guidance will modify the Plan's fair value disclosures, but will not impact the Plan's Statement of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment instruments, including mutual funds, common stock and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the closing price reported on the NYSE Euronext Composite Tape on the last business day of the Plan year. The T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) is a common/collective trust that is valued on its net asset value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund, less its liabilities, and then adjusted by the issuer to contract value as described below. The T. Rowe Price U.S. Bond Enhanced Index Trust (“Bond Index Trust”), also a common/collective trust, is based on its NAV, which is based on the fair value of the underlying investments held by the fund, less its liabilities. All other T. Rowe Price mutual funds are valued at the quoted NAV of shares held by the Plan at year end. Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV. The plan has no unfunded commitments to these trusts as of December 31, 2014. The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts. The mutual funds held by the Plan are deemed to be actively traded.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Fully Benefit-Responsive Stable Value Fund. The Stable Value Fund is a common/collective investment trust fund managed by T. Rowe Price which invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant NAV while permitting participant-initiated, benefit-responsive withdrawals for certain events. The Stable Value Fund is considered to be fully benefit responsive and is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to the fully benefit-responsive Stable Value Fund. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value is original cost plus accrued income and deposits minus withdrawals.
The statement of net assets available for plan benefits presents the fair value of the Stable Value Fund as well as the adjustment of the fully benefit-responsive Stable Value Fund from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no redemption restrictions, redemption notice periods, or unfunded commitments pertaining to the Stable Value Fund and the redemption frequency is daily.
The existence of certain conditions can limit the Stable Value Fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Stable Value Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Stable Value Fund which would cause a withdrawal from an investment contract is not considered to be probable as reported in the investment manager’s annual report. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Stable Value Fund without the need to access investment contracts. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.
Bond Index Trust. The Bond Index Trust normally invests substantially all of its assets in a broad range of income producing securities which attempt to correspond to the total return performance of debt securities in the Barclays Capital Aggregate Bond Index. Investments held by the Bond Index Trust are redeemed only on a valuation date and participants are required to provide 90-day advance written notice prior to redemption. The Bond Index Trust is valued on a daily basis. There are no other redemption notice periods, redemption restrictions or unfunded commitments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses. Neither the Plan nor its participants pay a direct fee for recordkeeping and related services provided by T. Rowe Price. Such costs were paid for through revenue sharing built into the expense ratio of the investments. Participants were charged a loan processing fee. Participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. During 2014, all Plan-related expenses were paid directly by Viad.
As indicated above, the Plan’s investment options charge management fees and operating expenses which are built into the operating cost of the investment and referred to as an “expense ratio” or “total annual operating expense” which are deducted periodically from earnings of the investment. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.
Payment of Benefits. Benefit payments to participants are recorded when paid. During 2014, two participants elected to withdraw from the Plan and received a payment subsequent to December 31, 2014 of approximately $15,000. There were no participants who elected to withdraw from the Plan, but had not yet been paid, as of December 31, 2013.
Note 3. Fair Value Measurements
The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2014 Using
Description	December 31, 2014	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds:
U.S. equity	$71,248,869	$71,248,869	$—	$—
Retirement date	38,016,565	38,016,565	—	—
Money market	6,900,800	6,900,800	—	—
International equity	6,200,859	6,200,859	—	—
Fixed income	2,179,487	2,179,487	—	—
Total mutual funds	124,546,580	124,546,580	—	—
Common/collective trusts:
Stable value fund	9,148,191	—	9,148,191	—
Bond index fund	4,133,273	—	4,133,273	—
Total common/collective trusts:	13,281,464	—	13,281,464	—
Viad Corp common stock	20,358,533	20,358,533	—	—
Total	$158,186,577	$144,905,113	$13,281,464	$—

		Fair Value Measurements at December 31, 2013 Using
Description	December 31, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds:
U.S. equity	$67,423,657	$67,423,657	$—	$—
Retirement date	34,860,232	34,860,232	—	—
Money market	6,903,663	6,903,663	—	—
International equity	6,856,147	6,856,147	—	—
Fixed income	2,102,801	2,102,801	—	—
Total mutual funds	118,146,500	118,146,500	—	—
Common/collective trusts:
Stable value fund	8,689,049	—	8,689,049	—
Bond index fund	3,851,311	—	3,851,311	—
Total common/collective trusts:	12,540,360	—	12,540,360	—
Viad Corp common stock	20,155,849	20,155,849	—	—
Total	$150,842,709	$138,302,349	$12,540,360	$—
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Company evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. During 2014 and 2013, there were no transfers between levels.

Note 4. Investments
Investments held as of December 31, 2014 and 2013, are as follows:

	Participant-Directed:	2014		2013
*	T. Rowe Price Value Fund	$21,840,770	**	$20,303,687	**
*	Viad Corp	20,358,533	**	20,034,701	**
*	T. Rowe Price Blue Chip Growth Fund	17,009,231	**	16,119,764	**
*	T. Rowe Price New Horizons Fund	16,788,049	**	17,309,764	**
*	T. Rowe Price Equity Index 500 Fund	13,689,345	**	13,156,842	**
*	T. Rowe Price Stable Value Common Trust Fund	9,148,191	**	8,689,049	**
*	T. Rowe Price Retirement 2030 Fund	8,450,323	**	7,138,401
*	T. Rowe Price Prime Reserve Fund	6,900,800		6,903,663
*	T. Rowe Price Retirement 2025 Fund	6,021,137		5,464,875
*	T. Rowe Price Retirement 2035 Fund	5,332,856		4,842,038
*	T. Rowe Price Retirement 2020 Fund	5,288,919		5,479,133
*	T. Rowe Price Retirement 2040 Fund	4,441,352		3,971,614
*	T. Rowe Price U.S. Bond Enhanced Index Trust	4,133,273		3,851,311
*	T. Rowe Price Retirement 2015 Fund	3,569,802		3,212,477
*	T. Rowe Price International Stock Fund	3,225,699		3,496,874
*	T. Rowe Price International Growth & Income Fund	2,975,160		3,359,273
*	T. Rowe Price Spectrum Income Fund	2,179,487		2,102,801
*	T. Rowe Price Retirement 2045 Fund	2,045,443		1,690,514
*	Vanguard Mid Cap Value Index Fund	1,029,029		—
*	T. Rowe Price Retirement 2050 Fund	989,651		811,525
*	T. Rowe Price Retirement Income Fund	729,609		620,185
*	PIMCO Total Return Fund	528,624		226,168
*	T. Rowe Price Retirement 2005 Fund	397,230		465,536
*	T. Rowe Price Retirement 2055 Fund	391,780		320,038
*	Vanguard Small Cap Value Index Fund	363,821		82,466
*	Vanguard Mid Cap Index Fund	—		224,966
*	T. Rowe Price Retirement 2010 Fund	358,463		843,896
	Total Investments Allocated to Participants	158,186,577		150,721,561

	Non-Participant-Directed:
	Unallocated shares of Viad Corp common stock	—		121,148
	Total Investments	$158,186,577		$150,842,709

* Party-in-interest
** Investment represents five percent or more of the Plan’s net assets.

Net appreciation/depreciation in fair value of investments and dividend income by major classification of investments is as follows:

	2014		2013
Description	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income
Mutual funds:
U.S. equity	$2,018,793	$4,857,680	$16,460,322	$2,647,435
Retirement date	686,279	1,423,790	4,989,554	1,019,809
Fixed income	(16,153)	93,082	(40,657)	102,798
International equity	(497,260)	298,728	901,067	105,251
Total mutual funds	2,191,659	6,673,280	22,310,286	3,875,293
Common/collective trusts	228,678	—	(97,081)	—
Viad Corp common stock - allocated	(1,999,455)	1,376,683	474,992	2,106,310
Viad Corp common stock - unallocated	—	—	(171,785)	66,199
Total	$420,882	$8,049,963	$22,516,412	$6,047,802
Note 5. Note Payable
The Plan’s note payable to Viad was collateralized by such cash or stock contributions made to the Plan by the Company. Minimum principal payments of $250,000 (plus interest) were due quarterly with a final payment of any remaining balance of principal and interest originally scheduled to be due on December 31, 2016. The Plan had elected to make prepayments on the note payable with no penalty. The remaining amount of $44,260 at December 31, 2013 was paid in full as of March 31, 2014. The Committee administered the payment of interest and principal on the note payable to Viad from cash contributions made by the Company as determined by the Plan documents. The interest rate on the note payable was based on a specified percentage of the London Interbank Offered Rate and was reset on a monthly basis. The average interest rates for 2014 and 2013 were less than 0.1 percent and 0.2 percent, respectively.
Note 6. Exempt Party-in-Interest Transactions
Plan investments include shares of mutual funds and common/collective trusts managed by T. Rowe Price. As T. Rowe Price is the trustee as defined by the Plan, these transactions qualify as exempt party-in-interest transactions. The Plan also held shares of Viad common stock and during 2014 and 2013 had a note payable to Viad that was paid in full as of March 31, 2014. These transactions qualify as exempt party-in-interest transactions. The Plan’s investment in Viad common stock as of December 31 was as follows:

	2014		2013
	Allocated to Participants	Unallocated	Allocated to Participants	Unallocated
Number of shares	763,636	—	721,192	4,361
Acquisition cost	$8,492,100	$—	$5,600,027	$31,513
Fair value	$20,358,536	$—	$20,034,701	$121,148
During 2014 and 2013, 4,361 and 126,216 shares, respectively, of Viad common stock were released from shares held as security for the note payable to Viad as determined by a release formula per the Plan agreement and available for allocation to participants’ accounts as described in Note 1. However, participant activity in the Plan was such that during 2014 and 2013 a total of 141,784 and 126,320 shares, respectively, were needed to make participants’ matching contributions. The remaining 137,423 shares and 104 shares for 2014 and 2013, respectively, were contributed by Viad from shares held in treasury.
Note 7. Federal Income Tax Status
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to federal income tax examinations for years prior to 2011.

The IRS has determined and informed the Company by a letter dated May 10, 2014, that the Plan was designed in accordance with the applicable regulations of the IRC requirements. During the Plan year, the Plan had certain administrative issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s Sponsor took the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). In June of 2015, the Plan Sponsor took necessary corrective steps. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 8. Nonexempt Party-In-Interest Transaction
The Company remitted certain participant contributions of approximately $80,000 to the trustee in a manner which was later than required by Department of Labor (DOL) Regulation 2510.3‑102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. The Company calculated the interest on the delinquent contributions and transmitted the lost earnings of approximately $32 to the Plan in June of 2015.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total assets per the financial statements as compared to the Form 5500 as of December 31:

	2014	2013
Total assets per financial statements	$160,800,180	$153,569,053
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(132,843)	(120,612)
Total assets per Form 5500	$160,667,337	$153,448,441

VIAD CORP CAPITAL ACCUMULATION PLAN
EIN#36-1169950, Plan #002
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Property	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	T. Rowe Price Value Fund	Mutual Fund - 630,325 shares	$21,840,770
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 252,850 shares	17,009,231
*	T. Rowe Price New Horizons Fund	Mutual Fund - 383,464 shares	16,788,049
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund - 246,788 shares	13,689,345
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust - 9,015,348 units**	9,015,348
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund - 367,086 shares	8,450,323
*	T. Rowe Price Prime Reserve Fund	Mutual Fund - 6,900,800 shares	6,900,800
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund - 383,268 shares	6,021,137
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund - 320,099 shares	5,332,856
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund - 255,380 shares	5,288,919
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund - 185,675 shares	4,441,352
*	T. Rowe Price U.S. Bond Enhanced Index Trust	Common/Collective Trust - 118,060 units	4,133,273
*	T. Rowe Price International Stock Fund	Mutual Fund - 206,643 shares	3,225,699
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund - 246,704 shares	3,569,802
*	T. Rowe Price International Growth & Income Fund	Mutual Fund - 216,061 shares	2,975,160
*	T. Rowe Price Spectrum Income Fund	Mutual Fund - 171,613 shares	2,179,487
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund - 127,840 shares	2,045,443
*	Vanguard Mid Cap Index Value Fund	Mutual Fund - 6,727 shares	1,029,029
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund - 73,799 shares	989,651
*	T. Rowe Price Retirement Income Fund	Mutual Fund - 49,165 shares	729,609
*	PIMCO Total Return Fund	Mutual Fund - 49,589 shares	528,624
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund - 30,556 shares	397,230
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund - 29,435 shares	391,780
*	Vanguard Small Cap Value Index Fund	Mutual Fund - 14,358 shares	363,821
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund - 20,218 shares	358,463
*	Viad Corp	Common Stock - 763,636 shares	20,358,533
	Total Investments Allocated to Participants		158,053,734

	Unallocated shares of Viad Corp	Common Stock - 0 shares	—
	Participant loans receivable	Participant loans - interest at 4.25% to
		9.25% per year, maturing through 2029	2,438,637
			$160,492,371
* Party-in-interest
** At contract value
Note: Column (d) is not presented in the above table as cost information is not required for participant-directed investments.

VIAD CORP CAPITAL ACCUMULATION PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Totally Fully Corrected Under VFCP and PTE 2002-51
$80,000	—	—	—	$80,000

☐ Check here if late participant loan contributions are included X

See accompanying Independent Auditors' Report

Note: Participant contributions were not funded within the time period prescribed by DOL Regulation 2510.3-102. The
Company calculated the interest on the delinquent contributions and transmitted the lost earnings of approximately $32 to the Plan in June of 2015. The Company has also filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.